 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-214579
Supplement dated May 9, 2019
To Prospectus Supplement dated February, 28, 2019
(To Prospectus dated November 10, 2016)
Global Net Lease, Inc.
Up to $250,000,000 of Shares
of Common Stock
This supplement (this “Supplement”) supplements the prospectus supplement, dated February 28, 2019 (the “Prospectus Supplement”), relating to the offer and sale of shares of common stock, par value $0.01 per share, of Global Net Lease, Inc. (the “Company”) having an aggregate offering price of up to $250,000,000 from time to time through the agents named therein, acting as the Company’s sales agents, or directly to one or more of the agents, acting as principal, in any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. This Supplement should be read in conjunction with the Prospectus Supplement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.
This Supplement is being filed to reflect the amendment of the equity distribution agreement by and among the Company, Global Net Lease Operating Partnership, L.P., UBS Securities LLC, Robert W. Baird & Co. Incorporated, Capital One Securities, Inc., Mizuho Securities USA LLC, B. Riley FBR, Inc., KeyBanc Capital Markets Inc., BMO Capital Markets Corp., BBVA Securities Inc., SMBC Nikko Securities American, Inc. and Stifel, Nicolaus & Company, Incorporated to include Ladenburg Thalmann & Co. Inc. as an additional agent.
Accordingly, each reference to the term “Agent” or “Agents” in the Prospectus Supplement is hereby amended to include Ladenburg Thalmann & Co. Inc. In addition, the following section of the Prospectus Supplement is hereby amended:
Plan of Distribution (Other Relationships)
The first paragraph under the subheading “Plan of Distribution (Conflicts of Interest)—Other Relationships” is hereby replaced with the following:
“Affiliates of KeyBanc Capital Markets Inc., Capital One Securities, Inc., Mizuho Securities USA LLC and SMBC Nikko Securities America, Inc. are also lenders under our Credit Facility. Accordingly, they will receive net proceeds from this offering to the extent that we use any net proceeds to repay borrowings under our Credit Facility. In addition, the Agents or their affiliates may receive net proceeds from this offering to the extent we use any net proceeds to repay any of our other indebtedness that may be held by any of the Agents or their respective affiliates from time to time. BMO Capital Markets Corp. acted as joint lead arranger and bookrunner for, and an affiliate of BMO Capital Markets Corp. is administrative agent and a lender under our Credit Facility. Furthermore, affiliates of Ladenburg Thalmann & Co. Inc., BMO Capital Markets Corp. and B. Riley FBR, Inc. or their affiliates are agents under our existing Series A preferred stock “at the market” program. In the ordinary course of their various business activities, the Agents and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and any investment and trading activities may involve or relate to assets, securities or instruments of ours (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with us. Some or all of the Agents or their affiliates have provided and in the future may provide investment banking, commercial banking or other financial services, including providing credit facilities or other borrowings, to us in the ordinary course of business for which they have received and may in the future receive compensation. The Agents and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of our assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in our assets, securities and instruments.”